[LOGO OMITTED] GIVEN IMAGING

For Immediate Release
For further information contact:

Yuval Yanai                              or            Fern Lazar/David Carey
Given Imaging Ltd.                                     Lazar Partners Ltd.
                                                       1-(866) GIVEN-IR
                                                       flazar@lazarpartners.com/
                                                       dcarey@lazarpartners.com

     GIVEN IMAGING REPORTS RECORD FOURTH QUARTER AND FULL YEAR 2005 RESULTS

                   - Annual sales reach $87 million, up 34% -
              - Fourth quarter net income up 44% to $3.5 million -
                 - Fourth quarter earnings per share of $0.12 -

YOQNEAM, Israel, February 7, 2006 - Given Imaging Ltd. (NASDAQ: GIVN) today announced fourth quarter and full year results for the period ended December 31, 2005.

Worldwide sales of the Given(R) Diagnostic System ("GDS") and Given(R) PillCam video capsules reached $24.4 million in the fourth quarter of 2005, a 10% increase over sales of $22.2 million in the fourth quarter of 2004. Operating income in the fourth quarter of 2005 was $2.3 million, compared to operating income of $828,000 during the same period in 2004. Gross profit in the fourth quarter of 2005 was 75.4%, significantly higher than 70.4% in the fourth quarter of 2004. Net income for the fourth quarter was $3.5 million, or $0.12 per share on a diluted basis, a 44% increase over net income of $2.4 million in the fourth quarter of 2004. Cash, cash equivalents and marketable securities at year end totaled $87.4 million.

For the twelve month period ended December 31, 2005, sales were $86.8 million reflecting a 34% increase over sales of $65.0 million in the same period in 2004. Gross profit for the twelve month period was 74.6% compared to 72.7% in 2004. Operating income in 2005 was $4.2 million, compared to $495,000 in 2004. Net income for 2005 was $6.3 million or $0.21 per share on a diluted basis, up 117% compared to net

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income of $2.9 million, or $0.10 per share, for 2004. Net income for the year included a special provision recorded in the second quarter, net of tax benefits, of $1.2 million for certain taxes related to our U.S. subsidiary and an adjustment of $600,000 in the valuation allowance for U.S. income tax benefits available in future periods.

"In the second half of 2005 we concentrated on increasing utilization and reached 1.4 capsules per workstation per week in the US - up from 1.15 last year," said Gavriel D. Meron, president and chief executive officer of Given Imaging. "During 2005 we also made important investments in our organization, infrastructure and R & D that position us well for our next stage of growth as a multi-product, multi-channel global leader in the GI space."

FOURTH QUARTER 2005 REVENUE ANALYSIS
-----------------------------------

The geographic breakdown of fourth quarter 2005 sales is as follows:

(Millions of U.S. dollars)
United States     $18.8
International     $ 5.6

During the quarter, both the number of PillCam SB capsules sold and reordered reached record levels. Reorders of PillCam SB grew to 37,800, up 56% from the fourth quarter of 2004 and total PillCam SB capsules sold in the quarter grew to 39,950, 51% higher than the fourth quarter of 2004. Sales of GDS totaled 218 for the fourth quarter of 2005, 6% less than the 233 systems in the fourth quarter of 2004, reflecting the sales force's focus on increasing PillCam utilization.

The Company and its partner InScope continued to lay the groundwork for gaining reimbursement coverage to drive sales of PillCam ESO in the future. Currently, a number of payers are covering the ESO procedure on a case-by-case basis.

Supplemental fourth quarter data can be found at www.givenimaging.com in the Investor section.

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FOURTH QUARTER AND RECENT HIGHLIGHTS
------------------------------------

o  STRENGTHENING OF THE SENIOR MANAGEMENT TEAM:
      - Chris Rowland has been appointed Senior Vice President for Business Development and Corporate Strategy, reporting to the President and CEO. Mr. Rowland brings 17 years of global sales and marketing experience in the endoscopy space. He was most recently Vice President, Commercialization for Boston Scientific's Endovations program and prior to that served as Vice President of Global Marketing of the Endoscopy Division of Boston Scientific.
      - Ehud Har-Chen has been appointed Senior Vice President of Human Resources reporting to the President and CEO. Mr. Har-Chen brings
         30 years of experience in the human resources area including senior management positions at Digital Equipment Corporate and Motorola, both in Israel and in Europe.
      - Mark Gilreath, who has served the Company as Corporate Vice President, Marketing Strategy has expanded his role to include Product Management and has been promoted to Senior Vice President, Global Marketing.

o  REALIGNMENT OF THE COMPANY AS A MULTI-PRODUCT, MULTI-CHANNEL COMPANY:
      - Yoram Ashery, who has served the Company as Corporate Vice President, Business Development has taken the new position of Corporate Vice President, Colon Products.
      - Sidney (Skip) Ashmore has been appointed Corporate Vice President, Small Bowel Products. Skip was most recently Vice President Sales and Marketing of CryoLife. Prior to this he held senior marketing roles in Baxter Healthcare Corp., Renal Division.

o  SIGNIFICANTLY STRENGTHENING THE U.S. SALES FORCE, including:
      - Hiring experienced sales executives to the two newly created positions of Area Directors (East and West).
      -  Expanding the number of regional managers from 6 to 9.
      -  Expanding the number of territory managers from 40 to 60.

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o  COMMENCEMENT OF PIVOTAL CLINICAL TRIALS FOR PILLCAM COLON IN THE U.S. AND
   EUROPE. This program has continued to move forward with initial trials ongoing prior to the commencement of the pivotal screening trials in 2006.
o CLEARANCE FROM THE U.S. FOOD AND DRUG ADMINISTRATION TO MARKET RAPID 4 FOR USE WITH THE PILLCAM(TM) PLATFORM.
      RAPID 4's new and unique features include:

      - AUTOMATIC VIEWING MODE: Aids in more efficient diagnostic review of the video by regulating the rate of change so that images flow more smoothly and constantly.

      - QUICKVIEW: Allows fast preview of the video and highlights potentially interesting images in the video stream.

      - RAPID ATLAS: Compares the on-screen case image with known reference images stored in the database. The reference images can be searched by findings, diagnosis, or using Capsule Endoscopy Standard Terminology
         (CEST).

o  REIMBURSEMENT:

      -  U.S. REIMBURSEMENT:

            o Tennessee Medicare Part B Carrier administered by CIGNA Government Services revised its capsule endoscopy coverage guidelines such that patients with suspected Crohn's disease or indeterminate colitis are not required to undergo any other diagnostic test or procedure before capsule endoscopy ("1st line tool" policy). Additionally, the coverage guidelines have been expanded to include patients with iron deficiency anemia (IDA), irritable bowel syndrome (IBS) and functional diarrhea. CIGNA Government Services serves approximately 720,000 beneficiaries throughout Tennessee.
            o Empire Blue Cross Blue Shield, NY revised its capsule policy coverage guidelines to include coverage for patients with suspected Crohn's disease, and for patients with iron deficiency anemia (IDA). Empire BCBS serves approximately 4.8 million beneficiaries in New York.

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      -  CZECH REPUBLIC REIMBURSEMENT: Ministry of Health officials issued a reimbursement policy for PillCam SB capsule endoscopy which provides reimbursement for approximately 7 million Czech citizens who are covered by the Vseobecna zdravotni pojistovna insurance company. The policy covers reimbursement of PillCam SB for suspected small bowel disease including bleeding, tumors and Inflammatory Bowel Disease (IBD) following a negative gastroscopy or colonoscopy.

      - FOLLOWING THESE APPROVALS, A TOTAL OF 346 MILLION INDIVIDUALS NOW HAVE COVERAGE WORLDWIDE.

2006 GUIDANCE
-------------

Given Imaging 2006 guidance is as follows:


                                                      US GAAP
                                        ----------------------------------
                                        Full Year 2006         Q1 2006
                                        --------------    ----------------
Revenues ($ million)                     $110 - $120         $21 - $23

Earnings per share US GAAP               $0.11 - $0.21      ($0.07) - ($0.05)
 (on a diluted basis)

Earnings per share Pro Forma*            $0.35 - $0.45       $0.01 - $0.03
 (on a diluted basis)

(*) Pro Forma numbers exclude effect of FAS123(R)

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"Looking ahead, we expect top line growth of 28% to 38% in 2006 as PillCam utilization grows and as we continue to expand our footprint. The investments we are making in expanding the sales force in the US will impact EPS in 2006 and especially in Q1 as the team gets trained and up to speed. Additionally, we are planning significant investments in the new PillCam COLON throughout the year in order to bring this exciting new product to the US market in 2007," added Gavriel D. Meron.

FOURTH QUARTER WEBCAST INFORMATION
----------------------------------

To participate in the teleconference, please dial 800-811-7286 fifteen minutes before the conference begins. International callers should dial 913-981-4902. The call will also be webcast live at http://www.givenimaging.com. A replay of the call will be available for thirty days on the company's website, or until February 15, 2006 by dialing 888-203-1112. International callers should dial 719-457-0820. The replay participant code is 7836746.

ABOUT GIVEN IMAGING

Given Imaging is redefining gastrointestinal diagnosis by developing, producing and marketing innovative, patient-friendly products for detecting gastrointestinal disorders. The company is developing a complete line of PillCam(TM) video capsules for detecting disorders of the gastrointestinal tract. The company's technology platform is the Given(R) Diagnostic System, featuring the PillCam video capsule, a disposable, miniature video camera contained in a capsule, which is ingested by the patient. The PillCam(TM) SB capsule is the only naturally ingested method for direct visualization of the entire small intestine. It is currently marketed in the United States and in more than 60 other countries and has benefited more than 300,000 patients worldwide. The PillCam(TM) ESO video capsule, which provides visual examination of the esophagus, has been cleared for marketing by the FDA. Additional capsules for visualization of the stomach and colon are under development. Given Imaging's headquarters, manufacturing and R&D facilities are located in Yoqneam, Israel; it has direct sales and marketing operations in the United States, Germany and France, and local offices in Japan, Spain and Australia. For more information, visit http://www.givenimaging.com.

This press release contains forward-looking statements about Given Imaging, including projections about our business and our future revenues, expenses and profitability, within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. For example, statements in the future tense, words such as "anticipates," "estimates," "expects," "intends," "plans," "believes," and words and terms of similar substance used in connection with any discussion of future operating or financial performance identify such forward-looking statements. Those forward-looking statements are

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not guarantees of future performance and actual results could differ materially from our current expectations as a result of numerous factors, including but not limited to the following: changes in regulatory environment, our success in implementing our sales, marketing and manufacturing plan, protection and validity of patents and other intellectual property rights, the impact of currency exchange rates, the effect of competition by other companies, the outcome of future litigation, the reimbursement policies for our product from healthcare payors, quarterly variations in operating results, the impact of the newly adopted SFAS 123R for expensing option-based payments, the possibility of armed conflict or civil or military unrest in Israel and other risks disclosed in our filings with the U.S. Securities and Exchange Commission.
                                       ###

                            (Financial tables follow)

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              GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES

                           CONSOLIDATED BALANCE SHEETS
                        (In thousands except share data)

                                                                          DECEMBER 31
                                                                    -----------------------
                                                                       2004         2005
                                                                    ----------   ----------
ASSETS

CURRENT ASSETS
Cash and cash equivalents                                           $   80,861   $   65,356
Accounts receivable:
  Trade (net of provision for doubtful debts of $ 115 and $ 431
   as of December 31, 2004 and 2005, respectively)                      12,261       18,325
  Other                                                                  1,271        6,552
Inventories                                                             13,794       16,172
Advances to suppliers                                                      555          332
Deferred taxes                                                             737        1,219
Prepaid expenses                                                           954        1,020
                                                                    ----------   ----------
Total current assets                                                   110,433      108,976

Assets held for employee severance payments                              1,339        1,690

Marketable securities                                                        -       21,664

Fixed assets, at cost, less accumulated depreciation                     9,862       13,862

Other assets, at cost, less accumulated amortization                     2,590        2,918
                                                                    ----------   ----------
Total Assets                                                        $  124,224   $  149,110
                                                                    ==========   ==========
LIABILITIES AND SHAREHOLDERS' EQUITY
CURRENT LIABILITIES
Current installments of obligation under capital lease              $       11   $       11
Accounts payable:
  Trade                                                                  5,147        5,529
  Other                                                                  8,678       13,886
Deferred income                                                          3,610        3,333
                                                                    ----------   ----------
Total current liabilities                                               17,446       22,759
                                                                    ----------   ----------
LONG-TERM LIABILITIES

Deferred income                                                          9,340       22,172
Obligation under capital lease                                              48           34
Liability in respect of employee severance payments                      1,596        2,040
                                                                    ----------   ----------
Total long-term liabilities                                             10,984       24,246
                                                                    ----------   ----------
Total liabilities                                                       28,430       47,005
                                                                    ----------   ----------
COMMITMENTS AND CONTINGENCIES

Minority interest                                                        1,177           61
Shareholders' equity                                                $   94,617   $  102,044
                                                                    ----------   ----------
Total liabilities and shareholders' equity                          $  124,224   $  149,110
                                                                    ==========   ==========

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              GIVEN IMAGING LTD. AND ITS CONSOLIDATED SUBSIDIARIES

                      CONSOLIDATED STATEMENTS OF OPERATIONS
                      (In thousands except per share data)

                                                                                        THREE MONTH PERIOD
                                                  YEAR ENDED DECEMBER 31,               ENDED DECEMBER 31,
                                             --------------------------------    --------------------------------
                                                  2004              2005              2004              2005
                                             --------------    --------------    --------------    --------------
Revenues                                     $       65,020    $       86,776    $       22,213    $       24,440
Cost of revenues                                     17,734            22,070             6,580             6,000
                                             --------------    --------------    --------------    --------------
Gross profit                                         47,286            64,706            15,633            18,400
                                             --------------    --------------    --------------    --------------
OPERATING EXPENSES
Research and development, gross                      (7,363)           (8,833)           (1,907)           (2,754)
Royalty bearing participation                         1,140             1,244               438               372
                                             --------------    --------------    --------------    --------------
Research and development, net                        (6,223)           (7,589)           (1,469)           (2,382)

Sales and marketing expenses                        (33,652)          (43,281)          (11,064)          (11,054)
General and administrative expenses                  (6,916)           (9,657)           (2,272)           (2,644)
                                             --------------    --------------    --------------    --------------
Total operating expenses                            (46,791)          (60,527)          (14,805)          (16,080)
                                             --------------    --------------    --------------    --------------
Operating profit (loss)                                 495             4,179               828             2,320

Financing income, net                                   956               762               854               607
                                             --------------    --------------    --------------    --------------
Profit (loss) before taxes on income                  1,451             4,941             1,682             2,927

Taxes on income                                         690               286               690               281
                                             --------------    --------------    --------------    --------------
Profit (loss) before minority share                   2,141             5,227             2,372             3,208

Minority share in losses of subsidiary                  747             1,116                66               313
                                             --------------    --------------    --------------    --------------
Net profit (loss)                            $        2,888    $        6,343    $        2,438    $        3,521
                                             ==============    ==============    ==============    ==============
PROFIT (LOSS) PER SHARE
Basic profit (loss) per ordinary share       $          .11    $         0.23    $         0.09    $         0.13
                                             ==============    ==============    ==============    ==============
Diluted profit (loss) per ordinary share     $          .10    $         0.21    $         0.08    $         0.12
                                             ==============    ==============    ==============    ==============
Weighted average number of ordinary
 shares used to compute basic profit
 (loss) per ordinary share                       26,633,964        27,781,223        27,536,995        27,920,441
                                             ==============    ==============    ==============    ==============
Weighted average number of ordinary
 shares used to compute diluted profit
 (loss) per ordinary share                       29,353,448        29,695,164        30,129,113        29,950,208
                                             ==============    ==============    ==============    ==============

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